Filed by Bank of Granite Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Registration Statement No.: 333-176357

Subject Company: Bank of Granite Corporation

Commission File No.: 0-15956

Bank of Granite Corporation - Form Stockholder Letter

Below is a template for a letter sent by Bank of Granite Corporation to stockholders related to the proposed acquisition of Bank of Granite Corporation by FNB United Corp.

October 4, 2011

Dear Stockholder:

You should have recently received your proxy materials for the upcoming special meeting of stockholders of Bank of Granite Corporation. As you know, Granite and FNB United Corp. have entered into a merger agreement that provides for the combination of the two companies. In connection with the proposed merger, various private investors have agreed to invest a total of $310 million in FNB United Corp.

Before the merger and recapitalization can be completed, Granite stockholders must adopt the merger agreement and approve the merger as more fully described in the joint proxy statement/ prospectus. If you have not yet voted, we would ask that you do so at your earliest convenience.

The easiest way for you to vote and ensure that your vote is counted is to submit a proxy before the Granite special meeting of stockholders. You may submit a proxy by using the toll-free number shown on your proxy voting form, visiting the website shown on your proxy voting form or completing and returning your proxy voting form in the postage-paid envelope that was included with your proxy materials. While you are encouraged to vote in advance, you may also vote at the special meeting, which will be held at the Crowne Plaza (formerly Holiday Inn - Select), 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina, at 9:30 a.m., local time, on October 18, 2011.

If you have any questions about the merger or the other proposals to be considered at the Granite special meeting of stockholders, need assistance in submitting your proxy or voting your shares or need additional copies of the joint proxy statement/prospectus or proxy voting form, you should contact Phoenix Advisory Partners, Granite’s proxy solicitor, at 1-866-304-2061.

Please vote today!

Very truly yours,

John N. Bray
Chairman of the Board

Additional Information and Where to Find It

FNB United has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a joint proxy statement/prospectus, in connection with the proposed merger, recapitalization and related matters. The joint proxy statement/prospectus, which has been sent or given to the stockholders of Granite, contains important information. Before making any voting decision, Granite’s stockholders are urged to read the joint proxy statement/prospectus carefully and in its entirety because it contains important information about the proposed merger, recapitalization and related matters. The joint proxy statement/prospectus and other relevant materials, and any other documents filed with the SEC by FNB United or Granite, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, Granite stockholders will be able to obtain free copies of the joint proxy statement/prospectus by contacting Phoenix Advisory Partners, Granite’s proxy solicitor, at 110 Wall Street, 27th Floor, New York, NY 10005; telephone number (866) 304-2061 (for stockholders) or (212) 493-3910 (for banks and brokers).